UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: August 6, 2014	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Reports 2014 Second Quarter Results

Adjusted EBITDA of $29.5 million increased 4.1% over last year

MONTREAL, QUEBEC and SARASOTA, FLORIDA – August 6, 2014 - Intertape Polymer Group Inc. (TSX:ITP) (“Intertape” or the “Company”) today released results for the second quarter ended June 30, 2014. All amounts in this press release are denominated in US dollars unless otherwise indicated and all percentages are calculated on unrounded numbers.

Second Quarter 2014 Highlights (as compared to second quarter 2013):

•	Revenue increased 4.9% to $202.9 million

•	Gross margin decreased slightly to 21.7% from 21.8%

•	Adjusted EBITDA increased 4.1% to $29.5 million including $0.6 million in cash charges for duplicate overhead costs incurred related to the South Carolina Project

•	Cash flows from operating activities before changes in working capital were $27.0 million compared to $25.8 million

Other Announcements:

•	On August 5, 2014, the Board of Directors appointed Mr. Frank Di Tomaso as a new board member of the Company

•	On July 7, 2014, the Board of Directors amended the Company’s quarterly dividend policy to increase the annualized dividend by 50% from $0.32 to $0.48 per common share

•	On July 7, 2014, the Toronto Stock Exchange approved the Company’s normal course issuer bid (“NCIB”). Under the NCIB, the Company will be entitled to repurchase for cancellation up to 2,000,000 common shares in the twelve-month period ending July 9, 2015

“We’re pleased with the increase in revenue which was supported by both an increase in average selling prices and sales volume, leading to our highest revenue quarter in three years. Gross margin reached 21.7%, up over the first quarter gross margin of 21.4% despite the negative impact of $800 thousand of duplicate overhead costs incurred related to the South Carolina Project. Adjusted EBITDA of $29.5 million for the second quarter was the highest quarterly level in many years,” indicated Greg Yull, President and CEO.

“I believe the Board’s recent decisions to increase our annualized dividend by 50% and repurchase up to two million shares reflect their confidence in our long-term business outlook and strategy,” concluded Mr. Yull.

The Board of Directors announced today the appointment of Frank Di Tomaso (FCPA, FCA, ICD.D) as a new board member of the Company. Mr. Di Tomaso has extensive experience as a Corporate Director with private, public and not-for-profit organizations. He has amassed over 40 years of knowledge in public accounting and financial professional services, principally with an international public accounting firm where he served as a member of its Board of Directors. Prior to his directorship, he gained significant management experience in finance, accounting and auditing in his role as client service partner to companies in various industries, including manufacturing.

“Frank brings a wealth of experience to our board. In addition to having held several leadership positions, he has an understanding of the industry and Intertape’s business specifically. We believe he will be a valuable addition to our board,” said Eric Baker, Chairman of the Board.

On August 5, 2014 the Board of Directors declared a quarterly dividend of $0.12 per common share payable on September 30, 2014 to shareholders of record at the close of business September 15, 2014. These dividends will be designated by the Company as “eligible dividends” as defined in Subsection 89(1) of the Income Tax Act (Canada).

Revenue for the second quarter of 2014 was $202.9 million, an increase of 4.9% compared to $193.5 million for the same period in 2013. Average selling prices, including the impact of product mix, increased approximately 3% and sales volume increased approximately 2%. Average selling prices increased primarily due to (i) a shift in the mix from the increase in sales of certain film and woven products, and (ii) higher prices to manage the spread between selling prices and higher raw material costs. Sales volume increased due to an increase in units across the Company’s major product categories.

Revenue for the second quarter of 2014 increased 1.5% from $199.9 million for the first quarter of 2014. Average selling prices, including the impact of product mix, increased approximately 3% and sales volume decreased approximately 1%. Average selling prices, including the impact of product mix, increased primarily due to (i) a shift in the mix from the increase in sales of certain woven and tape products, and (ii) higher prices to pass through raw material cost increases.

Gross profit totalled $44.1 million for the second quarter of 2014, a 4.2% increase from $42.3 million for the same period in 2013. Gross margin was 21.7% and 21.8% in the second quarters of 2014 and 2013, respectively. Gross profit increased primarily due to an increase in the spread between selling prices and higher raw material costs, increased sales volume and net manufacturing cost reductions. This increase was partially offset by approximately $0.8 million of duplicate overhead costs incurred to support the South Carolina Project of which $0.2 million are non-cash charges and did not affect adjusted EBITDA. The “South Carolina Project” refers to our previously announced relocation and modernization of the Columbia, South Carolina manufacturing operation to the new facility in Blythewood, South Carolina. “Duplicate overhead costs” are temporary operating cost increases related to operating both plants simultaneously and performing planned actions to mitigate risk associated with new technology, including state-of-the-art equipment, to support the South Carolina Project.

Gross profit for the second quarter of 2014 increased 3.2% from $42.7 million in the first quarter of 2014. Gross margin increased to 21.7% from 21.4% for the first quarter of 2014. As compared to the first quarter of 2014, gross profit increased primarily due to net manufacturing cost reductions partially offset by the duplicate overhead costs mentioned above and a decline in sales volume.

Adjusted EBITDA totalled $29.5 million for the second quarter of 2014, a $1.2 million or 4.1% increase from $28.3 million for the second quarter of 2013 and a $2.8 million or 10.6% increase from $26.7 million for the first quarter of 2014. The increase in adjusted EBITDA compared to the second quarter of 2013 was primarily due to higher gross profit. The increase in adjusted EBITDA compared to the first quarter of 2014 was primarily due to higher gross profit and lower SG&A and research expenses.

Net earnings for the second quarter of 2014 totalled $12.1 million ($0.19 per share fully diluted) compared to $15.1 million ($0.25 per share fully diluted) for the second quarter of 2013 and $11.6 million ($0.19 per share fully diluted) for the first quarter of 2014. The decrease in net earnings compared to the second quarter of 2013 was primarily due to higher income tax expense partially offset by an increase in gross profit and decrease in interest expense. The higher income tax expense primarily relates to the utilization of US deferred tax assets during the second quarter of 2014, which has no effect on cash taxes paid. The increase compared to the first quarter of 2014 was primarily due to an increase in gross profit.

Adjusted net earnings totalled $14.5 million ($0.23 per share fully diluted) for the second quarter of 2014 compared to $18.3 million ($0.30 per share fully diluted) for the second quarter of 2013 and $11.8 million ($0.19 per share fully diluted) for the first quarter of 2014.

For a reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures, see the Non-GAAP Financial Measures section below.

Cash flows from operations before changes in working capital items in the second quarter of 2014 increased 5.0% to $27 million from $25.8 million in the second quarter of 2013 and increased 5.9% from $25.6 million in the first quarter of 2014. The increase compared to the second quarter of 2013 was primarily due to higher gross profit and a decrease in cash contributions to defined benefit plans. The increase compared to the first quarter of 2014 was primarily due to higher gross profit.

The Company had total cash and loan availability under its Asset-Based Loan Facility of $55.7 million as of June 30, 2014. Total debt as of June 30, 2014 was $144.9 million, an increase of $15.1 million from December 31, 2013, primarily due to increased working capital requirements in the first half of the year as well as the capital expenditures associated with the South Carolina Project. The debt to trailing twelve month adjusted EBITDA ratio was 1.4 as of June 30, 2014.

Outlook

Assuming stable macroeconomic conditions, the Company’s financial projections include the following:

Financial Metric	Outlook
Q3 2014 Revenue Growth	Up 2%-4% over Q3 2013
Q3 2014 Gross Margin	Approximately 19%(1)
Q3 2014 Adjusted EBITDA	Between $27 and $29 million(2)
Total SC Project Duplicate Overhead Costs	$4-$7 million (up from $2-$5 million)
Full Year 2014 Cash Taxes	Less than $5 million (unchanged)(3)
Full Year 2014 Effective Tax Rate	Approximately 40% (unchanged)(3)
Full Year 2014 Capital Expenditures	$39-$44 million (up from $31-$35 million)
Full Year 2014 Manufacturing Cost Reductions	$14-$16 million (down from $16-$20 million)

(1)	Includes anticipated South Carolina Project duplicate overhead costs of approximately $1.2 million and a pension charge of approximately $2.0 to $2.5 million related to the settlement of the pension plan of the Brantford, Ontario manufacturing facility that closed in 2011.
(2)	Includes cash charges for anticipated South Carolina Project duplicate overhead costs of approximately $0.9 million. The Brantford Pension Charge will not impact adjusted EBITDA.
(3)	Unchanged from guidance provided in the Company’s 2013 Annual Report.

“As is not uncommon with large projects such as the South Carolina Project, we have encountered unexpected production startup issues. These issues are being resolved but have resulted in incremental capital expenditures, higher duplicate overhead costs and minor production delays. Some of our planned manufacturing cost reduction programs for 2014 were also temporarily delayed while our personnel continue to focus on the implementation of the South Carolina Project. The Company remains confident in the use of the technology, the original timing of completion, and the projected annual savings of $13 million starting in the second half of fiscal 2015,” added Mr. Yull.

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, adjusted net earnings (loss), and adjusted earnings (loss) per share. The Company believes such non- GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of ongoing core business operations. As required by applicable securities legislation, the Company has provided reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other (income) expense; (ii) income tax expense (benefit); (iii) refinancing expense, net of amortization; (iv) amortization of debt issue costs; (v) amortization of intangible assets; and (vi) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; and (vi) other discrete items as shown in the table below. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they permit investors to make a meaningful comparison of the Company’s performance between periods presented. In addition, EBITDA and adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings (Loss)

(In millions of US dollars)

(Unaudited)

	Three months ended			Six months ended
	June 30, 2014	March 31, 2014	June 30, 2013	June 30, 2014	June 30, 2013
	$	$	$	$	$
Net earnings (loss)	12.1	11.6	15.1	23.7	(0.7)
Interest and other expense	1.2	1.2	2.3	2.4	4.2
Income tax expense	7.5	7.4	2.1	14.9	2.6
Depreciation and amortization	6.7	6.0	6.8	12.7	13.9

EBITDA	27.5	26.3	26.4	53.8	20.0
Manufacturing facility closures, restructuring and other related charges	1.0	1.4	0.9	2.4	28.1
Stock-based compensation expense (benefit)	1.0	(1.0)	0.9	(0.0)	2.7
Impairment of long-lived assets and other assets	—	—	0.2	—	0.2
Other Item: Provision related to the resolution of a contingent liability	—	—	—	—	1.3

Adjusted EBITDA	29.5	26.7	28.3	56.1	52.3

Adjusted Net Earnings

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) other discrete items as shown in the table below; and (vii) income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a meaningful comparison of the Company’s performance between periods presented. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more accurate than GAAP financial measures.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a meaningful comparison of the Company’s performance between periods presented. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more accurate than GAAP financial measures.

Adjusted Net Earnings Reconciliation to Net Earnings (Loss)

(In millions of US dollars, except per share amounts and share numbers)

(Unaudited)

	Three months ended			Six months ended
	June 30, 2014	March 31, 2014	June 30, 2013	June 30, 2014	June 30, 2013
	$	$	$	$	$
Net earnings (loss)	12.1	11.6	15.1	23.7	(0.7)
Manufacturing facility closures, restructuring and other related charges	1.0	1.4	0.9	2.4	28.1
Stock-based compensation expense (benefit)	1.0	(1.0)	0.9	(0.0)	2.7
Impairment of long-lived assets and other assets	—	—	0.2	—	0.2
Other Item: Provision related to the resolution of a contingent liability	—	—	—	—	1.3
Income tax effect of these items	0.4	(0.2)	1.2	0.2	1.7

Adjusted net earnings	14.5	11.8	18.3	26.3	33.3

Earnings (loss) per share
Basic	0.20	0.19	0.25	0.39	(0.01)
Diluted	0.19	0.19	0.25	0.38	(0.01)
Adjusted earnings per share
Basic	0.24	0.19	0.30	0.43	0.56
Diluted	0.23	0.19	0.30	0.42	0.54
Weighted average number of common shares outstanding
Basic	60,825,745	60,776,649	60,288,991	60,801,333	60,005,104
Diluted	62,569,430	62,019,844	61,584,732	62,536,098	61,271,620

Conference Call

A conference call to discuss Intertape’s 2014 second quarter results will be held Wednesday, August 6, 2014, at 10 A.M. Eastern Time. Participants may dial 877-223-4471 (USA & Canada) and 647-788-4922 (International).

AN ACCOMPANYING PRESENTATION WILL ALSO BE AVAILABLE. PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS:

http://www.intertapepolymer.com/INVESTORRELATIONS/EP/Pages/InvestorPresentations.aspx

You may access a replay of the call by dialing 800-585-8367 (USA & Canada) or 416-621-4642 (International) and entering the Access Code 78366598. The recording will be available from August 6, 2014 at 1:00 P.M. until September 5, 2014 at 11:59 P.M. Eastern Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 1,850 employees with operations in 16 locations, including 10 manufacturing facilities in North America and one in Europe.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the Company’s dividends and dividend policy, the NCIB, the South Carolina Project, including the use of technology, the timing of completion and the projected annual savings, and the Company’s 2014 third quarter and full year outlook, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated savings from the Company’s manufacturing plant rationalization initiatives; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Asset-Based Loan facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information—Risk Factors” “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2013 and the other factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

Note to readers: Complete consolidated financial statements and Management’s Discussion & Analysis are available on Intertape Polymer Group’s website at www.intertapepolymer.com in the Investor Relations section or under the Company’s profile on SEDAR at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Pierre Boucher

514-731-0000